Exhibit 99.2

Notice to LSE and ASX

Rio Tinto completes the sale of Winchester South for $200 million

1 June 2018

Rio Tinto has completed the sale of its 75 per cent interest in the Winchester South coal development project in Queensland, Australia, to Whitehaven Coal Limited.

Total consideration of $200 million is comprised of $150 million in cash received today and an unconditional cash payment of $50 million due in 12 months.

The sale of Rio Tinto’s interests in the Kestrel and Hail Creek coal mines and Valeria coal development project are expected to complete during the second half of 2018.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom Illtud Harri T +44 20 7781 1152 M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493	Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Media Relations, Canada Matthew Klar T +1 514 608 4429
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404